

ANGLO
AMERICAN





05006196

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
MAR - 2 2005
WASH, D.C.
213
SECTION

18 February, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- News Release AA plc announces Anglo Platinum Annual Results 2004 – 14 February 2005.
- News Release AA plc and bhpbilliton announces sale of Samancor Chrome – 17 February 2005.
- Notification of Directors' Interests in Anglo American plc dated 18 February 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

3/7



News Release

14 February 2005

Anglo American plc notification:
Anglo Platinum Annual Results 2004

Anglo American wishes to draw attention to Anglo Platinum's announcement of their annual results for the year ended 31 December 2004.

Anglo American will report headline earnings in respect of Platinum of US$239 million for the year ended 31 December 2004, which takes into account certain UK GAAP adjustments.

Anglo American Platinum Corporation Limited	$m
IAS headline earnings (published)	407
GAAP adjustments	(16)
Exploration	13
	404
Minority interest	(101)
Depreciation on assets revalued on acquisition	(64)
UK GAAP contribution to headline earnings	**239**

Anglo American will report annual results for the year ended 31 December 2004 on 23rd February 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

14 February 2005

Anglo American plc notification:
Anglo Platinum Annual Results 2004

Anglo American wishes to draw attention to Anglo Platinum's announcement of their annual results for the year ended 31 December 2004.

Anglo American will report headline earnings in respect of Platinum of US$239 million for the year ended 31 December 2004, which takes into account certain UK GAAP adjustments.

Anglo American Platinum Corporation Limited	$m
IAS headline earnings (published)	407
GAAP adjustments	(16)
Exploration	13
	404
Minority interest	(101)
Depreciation on assets revalued on acquisition	(64)
UK GAAP contribution to headline earnings	**239**

Anglo American will report annual results for the year ended 31 December 2004 on 23rd February 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

14 February 2005

Anglo American plc notification:
Anglo Platinum Annual Results 2004

Anglo American wishes to draw attention to Anglo Platinum's announcement of their annual results for the year ended 31 December 2004.

Anglo American will report headline earnings in respect of Platinum of US$239 million for the year ended 31 December 2004, which takes into account certain UK GAAP adjustments.

Anglo American Platinum Corporation Limited	$m
IAS headline earnings (published)	407
GAAP adjustments	(16)
Exploration	13
	404
Minority interest	(101)
Depreciation on assets revalued on acquisition	(64)
UK GAAP contribution to headline earnings	**239**

Anglo American will report annual results for the year ended 31 December 2004 on 23rd February 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

14 February 2005

Anglo American plc notification:
Anglo Platinum Annual Results 2004

Anglo American wishes to draw attention to Anglo Platinum's announcement of their annual results for the year ended 31 December 2004.

Anglo American will report headline earnings in respect of Platinum of US$239 million for the year ended 31 December 2004, which takes into account certain UK GAAP adjustments.

Anglo American Platinum Corporation Limited	$m
IAS headline earnings (published)	407
GAAP adjustments	(16)
Exploration	13
	404
Minority interest	(101)
Depreciation on assets revalued on acquisition	(64)
UK GAAP contribution to headline earnings	**239**

Anglo American will report annual results for the year ended 31 December 2004 on 23rd February 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

14 February 2005

Anglo American plc notification:
Anglo Platinum Annual Results 2004

Anglo American wishes to draw attention to Anglo Platinum's announcement of their annual results for the year ended 31 December 2004.

Anglo American will report headline earnings in respect of Platinum of US$239 million for the year ended 31 December 2004, which takes into account certain UK GAAP adjustments.

Anglo American Platinum Corporation Limited	$m
IAS headline earnings (published)	407
GAAP adjustments	(16)
Exploration	13
	404
Minority interest	(101)
Depreciation on assets revalued on acquisition	(64)
UK GAAP contribution to headline earnings	**239**

Anglo American will report annual results for the year ended 31 December 2004 on 23rd February 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk





NEWS RELEASE

Release Time IMMEDIATE

Date 17 February 2005

Number 07/05

SALE OF SAMANCOR CHROME

BHP Billiton and Anglo American plc ("Anglo American") announced today that they have reached agreement for the sale of Samancor Chrome to the Kermas Group for an enterprise value of US$469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

The Kermas Group is a producer of and trader in ferrochrome and chrome chemicals, with activities in Russia, Germany and Turkey.

The Wonderkop joint venture and Palmiet Ferrochrome plant are excluded from this transaction. Samancor Chrome operates entirely in South Africa, and includes Eastern Chrome Mines in Mpumalanga and Western Chrome Mines in Northwest Provinces. It also has alloy plants in Gauteng and Mpumalanga Provinces. It markets product across the globe and in total employs some 5 500 people.

Samancor Chrome is a wholly owned subsidiary of Samancor, owned 60% by BHP Billiton, also the operator and 40% by Anglo American.

For further information contact:

BHP Billiton:

http://www.bhpbilliton.com

Australia
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American:

United Kingdom
Charlie Gordon, Investor Relations
Tel: 44 20 7698 8933

Kate Aindow, Media Relations
Tel: +44 20 7698 8619

South Africa
Anne Dunn, Investor Relations
Tel: +27 11 638 4730

Marion Dixon, Media Relations
Tel: +27 11 638 3001





NEWS RELEASE

Release Time IMMEDIATE

Date 17 February 2005

Number 07/05

SALE OF SAMANCOR CHROME

BHP Billiton and Anglo American plc ("Anglo American") announced today that they have reached agreement for the sale of Samancor Chrome to the Kermas Group for an enterprise value of US$469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

The Kermas Group is a producer of and trader in ferrochrome and chrome chemicals, with activities in Russia, Germany and Turkey.

The Wonderkop joint venture and Palmiet Ferrochrome plant are excluded from this transaction. Samancor Chrome operates entirely in South Africa, and includes Eastern Chrome Mines in Mpumalanga and Western Chrome Mines in Northwest Provinces. It also has alloy plants in Gauteng and Mpumalanga Provinces. It markets product across the globe and in total employs some 5 500 people.

Samancor Chrome is a wholly owned subsidiary of Samancor, owned 60% by BHP Billiton, also the operator and 40% by Anglo American.

For further information contact:

BHP Billiton:

http://www.bhpbilliton.com

Australia
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American:

United Kingdom
Charlie Gordon, Investor Relations
Tel: 44 20 7698 8933

Kate Aindow, Media Relations
Tel: +44 20 7698 8619

South Africa
Anne Dunn, Investor Relations
Tel: +27 11 638 4730

Marion Dixon, Media Relations
Tel: +27 11 638 3001


ANGLO
AMERICAN


bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 17 February 2005

Number 07/05

SALE OF SAMANCOR CHROME

BHP Billiton and Anglo American plc ("Anglo American") announced today that they have reached agreement for the sale of Samancor Chrome to the Kermas Group for an enterprise value of US$469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

The Kermas Group is a producer of and trader in ferrochrome and chrome chemicals, with activities in Russia, Germany and Turkey.

The Wonderkop joint venture and Palmiet Ferrochrome plant are excluded from this transaction. Samancor Chrome operates entirely in South Africa, and includes Eastern Chrome Mines in Mpumalanga and Western Chrome Mines in Northwest Provinces. It also has alloy plants in Gauteng and Mpumalanga Provinces. It markets product across the globe and in total employs some 5 500 people.

Samancor Chrome is a wholly owned subsidiary of Samancor, owned 60% by BHP Billiton, also the operator and 40% by Anglo American.

For further information contact:

BHP Billiton:

http://www.bhpbilliton.com

Australia
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American:

United Kingdom
Charlie Gordon, Investor Relations
Tel: 44 20 7698 8933

Kate Aindow, Media Relations
Tel: +44 20 7698 8619

South Africa
Anne Dunn, Investor Relations
Tel: +27 11 638 4730

Marion Dixon, Media Relations
Tel: +27 11 638 3001





NEWS RELEASE

Release Time IMMEDIATE

Date 17 February 2005

Number 07/05

SALE OF SAMANCOR CHROME

BHP Billiton and Anglo American plc ("Anglo American") announced today that they have reached agreement for the sale of Samancor Chrome to the Kermas Group for an enterprise value of US$469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

The Kermas Group is a producer of and trader in ferrochrome and chrome chemicals, with activities in Russia, Germany and Turkey.

The Wonderkop joint venture and Palmiet Ferrochrome plant are excluded from this transaction. Samancor Chrome operates entirely in South Africa, and includes Eastern Chrome Mines in Mpumalanga and Western Chrome Mines in Northwest Provinces. It also has alloy plants in Gauteng and Mpumalanga Provinces. It markets product across the globe and in total employs some 5 500 people.

Samancor Chrome is a wholly owned subsidiary of Samancor, owned 60% by BHP Billiton, also the operator and 40% by Anglo American.

For further information contact:

BHP Billiton:

http://www.bhpbilliton.com

Australia
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American:

United Kingdom
Charlie Gordon, Investor Relations
Tel: 44 20 7698 8933

Kate Aindow, Media Relations
Tel: +44 20 7698 8619

South Africa
Anne Dunn, Investor Relations
Tel: +27 11 638 4730

Marion Dixon, Media Relations
Tel: +27 11 638 3001





NEWS RELEASE

Release Time IMMEDIATE

Date 17 February 2005

Number 07/05

SALE OF SAMANCOR CHROME

BHP Billiton and Anglo American plc ("Anglo American") announced today that they have reached agreement for the sale of Samancor Chrome to the Kermas Group for an enterprise value of US$469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

The Kermas Group is a producer of and trader in ferrochrome and chrome chemicals, with activities in Russia, Germany and Turkey.

The Wonderkop joint venture and Palmiet Ferrochrome plant are excluded from this transaction. Samancor Chrome operates entirely in South Africa, and includes Eastern Chrome Mines in Mpumalanga and Western Chrome Mines in Northwest Provinces. It also has alloy plants in Gauteng and Mpumalanga Provinces. It markets product across the globe and in total employs some 5 500 people.

Samancor Chrome is a wholly owned subsidiary of Samancor, owned 60% by BHP Billiton, also the operator and 40% by Anglo American.

For further information contact:

BHP Billiton:

http://www.bhpbilliton.com

Australia
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American:

United Kingdom
Charlie Gordon, Investor Relations
Tel: 44 20 7698 8933

Kate Aindow, Media Relations
Tel: +44 20 7698 8619

South Africa
Anne Dunn, Investor Relations
Tel: +27 11 638 4730

Marion Dixon, Media Relations
Tel: +27 11 638 3001

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,338,807 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 February 2005	13,500
15 February 2005	67,372
16 February 2005	143,700
17 February 2005	3,200
18 February 2005	12,592

The Company was advised of these transactions on 18 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,338,807 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 February 2005	13,500
15 February 2005	67,372
16 February 2005	143,700
17 February 2005	3,200
18 February 2005	12,592

The Company was advised of these transactions on 18 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,338,807 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 February 2005	13,500
15 February 2005	67,372
16 February 2005	143,700
17 February 2005	3,200
18 February 2005	12,592

The Company was advised of these transactions on 18 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,338,807 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 February 2005	13,500
15 February 2005	67,372
16 February 2005	143,700
17 February 2005	3,200
18 February 2005	12,592

The Company was advised of these transactions on 18 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 February 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,338,807 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 February 2005	13,500
15 February 2005	67,372
16 February 2005	143,700
17 February 2005	3,200
18 February 2005	12,592

The Company was advised of these transactions on 18 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 February 2005